June 2, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sandra Hunter Berkheimer David Lin Mark Brunhofer Michelle Miller

Re:	Circle Internet Group, Inc. Registration Statement on Form S-1 File No. 333-286310

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Circle Internet Group, Inc. (the “Company”) hereby requests that the effective date for the Company’s Registration Statement on Form S-1 (File No. 333-286310) (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 4, 2025 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. By separate letter, the underwriters for the offering to which the Registration Statement relates join in this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling David Li at (212) 450-3861.

Sincerely,

Circle Internet Group, Inc.

By:	/s/ Sarah K. Wilson
Name: Sarah K. Wilson
Title: General Counsel